Exhibit 107

Hemisphere Media Group, Inc.

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$284,001,497.43	(1)	.0000927	$26,326.94	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$284,001,497.43
Total Fees Due for Filing				$26,326.94
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$26,326.94

(1)	Aggregate number of securities to which transaction applies:

As of June 23, 2022, the aggregate number of shares of common stock to which this transaction applies is 40,848,678, which consists of (a) 20,827,861 shares of Class A common stock, par value $0.0001 per share, entitled to receive the per share merger consideration of $7.00; (b) 19,720,381 shares of Class B common stock, par value $0.0001 per share, entitled to receive the per share merger consideration of $7.00 and (c) 105,000 shares of Class A common stock underlying stock options with exercise prices below $7.00.

(2)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 20,827,861 shares of Class A common stock and the per share merger consideration of $7.00; (b) the product of 19,720,381 shares of Class B common stock and the per share merger consideration of $7.00 and (c) 105,000 shares of Class A common stock underlying stock options with exercise prices below $7.00 per share multiplied by $1.56 (the difference between $7.00 and the weighted average exercise price of $5.44 per share). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .0000927.